Filed by European Sustainable Growth Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: ads-tec Energy GmbH

Commission File No. 001-39917

On August 13, 2021, Lars Thunell, the Chairman of the Board of Directors of European Sustainable Growth Acquisition Corp. (Nasdaq: EUSG), participated in an interview with Bloomberg Television. A copy of the transcript from the interview is set forth below:

BLOOMBERG TELEVISION INTERVIEW – LARS THUNELL

Friday, August 13, 2021

Matt Miller:	This is Bloomberg Surveillance Early Edition. I’m Matt Miller in Berlin with Francine Lacqua in London and Kailey Leinz in New York. Now, earlier this month, President Biden urged automakers to electrify their fleets and reduce emissions.

President Biden:	A future of the automobile industry that is electric, battery electric, plug-in hybrid electric, fuel cell electric, it’s electric and there’s no turning back.

Matt Miller:	One company looking to lead in EV infrastructure is ADS-TEC Energy. The German company, which builds technology for electric car charging stations, has agreed to merge with the European Sustainable Growth SPAC. Merger is a word I hate so let’s just say, sell itself, Lars Thunell, the SPACs chairman now joins us. Lars, you purchase this company. There’s no such thing as a merger, that’s just PR speak. What do you hope to do with it?

Lars Thunell:	Well, I think there is a need for charging stations, especially ultra-fast chargers, and that is the technology that this Germany company, ADS Tech has developed. As long as we live in houses, we can have residential houses, we can have the chargers that do it all night. But more and more, we need to do it in 10 minutes or 20 minutes, and that’s what really this company is all about. They have a very exciting technology that allows you to use the level of voltage that you have in a normal residential area, and with a buffer, bringing it into fast charging, and that really will help everything.

Francine Laqua:	Right. What’s the biggest challenge? Is there still a piece of technology that would actually make it cheaper and charge faster that you need to really reach that critical mass?

Lars Thunell:	Well, this company uses a battery system which allows us to, as I said, use a lower voltage, and that means you don’t have to look to put money into the infrastructure and new electrical lines. You don’t have to build things. You can just put them out there very, very quickly, and this is going to be so important with all the electrical vehicles coming on stream over the next couple of years, both in Europe and the United States.

Francine Laqua:	Yeah, Lars, there may be more EVs and more charging needed, but this is also a market that is getting very saturated with players who want to get into that space. How do you differentiate yourself and compete?

Lars Thunell:	Most people or most companies are actually setting up the chargers themselves. We are the ones selling the technology to them, selling the product so they can actually have ultra fast chargers. And that could be to cities, it could be to these charging companies, it could be to anybody who wants to put up a charger, outside a shopping center. So this is really fulfilling that niche, and it’s a unique product that we have developed so I think it’s very, very exciting.

Matt Miller:	How long until, Lars, electric chargers, quick electric chargers are as ubiquitous as gas stations here in Europe?

Lars Thunell:	Well, I think it’s going to take a number of years, but we’re already working for example, with Porsche and with their new electrical car, and that will allow you to charge very quickly. So I think it would be a gradual thing, but with Biden’s package now, and you have a similar package in Europe, it’s going to be very, very fast.

Matt Miller:	Well, hopefully. He’s also pushing for OPEC to pump as much as they can because he wants gas to be cheaper. That’s not going to help your advancement. And the other thing I’ve noticed in my experimentation with electric cars is that it’s often difficult to make these charging stations work. There’s so many different systems, getting them to turn on and figuring out how to pay is not as intuitive as it is at a gas station. What’s the solution for that?

Lars Thunell:	Well, I think at least in Europe, there is a number of consorts that are working on standardization now of these chargers. There are efforts to create joint ventures. Tesla is even talking about opening up their charging stations for everybody because they realize there are going to be more of others than theirs at some point going forward.

Francine Laqua:	But Lars, we’ve also seen quite a lot of research saying that EV charging stations can be a conduit for cyber attacks or theft of ID, and actually could eventually jeopardize if done in the right way for the thieves, jeopardize the security of the power grid. So how aware are you of that and how much are you spending to try and fix that?

Lars Thunell:	We are not fixing that. I think that’s up to the utilities and the governments to sort out the security of the electrical systems in every single country, and I’m sure they’re already working on that.

Matt Miller:	Yeah, well, Lars, for sure, we hope they are. Lars Thunell, chairman of the European Sustainable Growth SPAC, talking to us about his acquisition, and I think this is one of the keystones of the shift to electric. We need obviously the charging infrastructure up and ready to use in order to shift over to electric cars.

Legend Information

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of the European Sustainable Growth Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 367833 (the “Company”) into EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 and a wholly subsidiary of Irish Holdco (“New SPAC”) and the proposed acquisition of the shares of ads-tec Energy GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 762810 (“ADSE”) by ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of the Company (“Irish Holdco”), Irish Holdco’s and the Company’s ability to consummate the transaction, the benefits of the transaction and Irish Holdco’s future financial performance following the transaction, as well as Irish Holdco’s and the Company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Irish Holdco and the Company disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Irish Holdco and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Irish Holdco and the Company. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of ADSE’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that ADSE’s technology and products could have undetected defects or errors; (7) the effects of competition on ADSE’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on the Company’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for the Company’s securities; (12) the Company’s and ADSE’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder the Company’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of the Company, Irish Holdco or ADSE; (17) the possibility that the Company or ADSE may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by the Company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Irish Holdco’s and the Company’s expectations and projections can be found in the Company’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. In addition, the Company’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information For Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, Irish Holdco will file with the SEC a registration statement on Form F-4, which will include a prospectus of Irish Holdco and a proxy statement of the Company. Irish Holdco and the Company also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of the Company. INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Irish Holdco and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Irish Holdco, the Company, Bosch Thermotechnik GmbH, based in Wetzlar and entered in the commercial register of the Wetzlar Local Court under HRB 13 (“Bosch”), ads-tec Holding GmbH, based in Nürtingen and entered in the commercial register of the Stuttgart Local Court under HRB 224527 (“ADSH”, together with Bosch, the “Sellers”) and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in the Company’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information About the Business Combination and Where to Find It

In connection with the proposed business combination, Irish Holdco will file a registration statement on Form F-4 and the related proxy statement/prospectus with the SEC. Additionally, Irish Holdco and the Company will file other relevant materials with the SEC in connection with the proposed merger of the Company into New SPAC and the proposed acquisition from the Sellers of the shares of ADSE by Irish Holdco. The materials to be filed by Irish Holdco and the Company with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of the Company are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Irish Holdco, the Company, Bosch, ADSH and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s initial public offering prospectus, which was filed with the SEC on January 22, 2021, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.